EXHIBIT 99.26

NEWS RELEASE DATED SEPTEMBER 14, 2010

T A S M A N   M E T A L S   L T D

Strategic Metals	Strategic Locations

News Release	14th September 2010

TASMAN EXPANDS OTANMÄKI RARE EARTH ELEMENT PROJECT IN FINLAND

Vancouver, Canada – Tasman Metals Ltd. (“Tasman” or the “Company”) TSXV – TSM; Frankfurt - T61; Pink Sheets - TASXF.  Mr Mark Saxon, President & CEO, announces the Company has increased its claim holding at the Otanmäki rare earth element (REE) project in central Finland.  Tasman has acquired a 100% interest in additional claim applications and claim reservation applications, such that the Otanmäki project now totals 10,954 hectares in size.  The Otanmäki project lies in a historic mining district 450 km north of the capital Helsinki, with excellent infrastructure including railway access within 2 km of the claim boundary.

During a compilation and review of historic data, numerous mineralized boulder trains were identified at Otanmäki, the interpreted bedrock sources of which are now are secured within the expanded claim and claim reservation area.  Data from 44 mineralized boulders, sampled by previous claim holder Rautaruukki Oy between 1982 and 1985 gave the results provided in the table below.  Note that only 6 of the 16 REE’s were assayed by Rautaruukki Oy, including only 2 of the higher value heavy REE’s (Eu2O3 and Y2O3).

	La2O3 ppm	Pr2O3 ppm	Nd2O3 ppm	Sm2O3 ppm	Eu2O3 ppm	Y2O3 ppm	ZrO2%	Nb2O5 ppm	Ta2O5 ppm	Hf ppm
Maximum	7,546	2,047	7,312	1,461	221	4,889	2.97	16,730	659	1,120
Minimum	1,591	479	1,591	290	12	1,539	0.87	2,517	183	310
Average	4,653	1,305	4,450	885	78	3,329	1.48	9,078	421	530

Boulder samples are typically described as quartzite or syenite.  Tasman geologists have followed up this information with additional boulder sampling and petrology; the results are awaited.

“The high average grade of these mineralized boulders is encouraging, in particular as mineralized quartzite of this style has not been intersected in drilling on the property to date” said Mark Saxon, Tasman’s President & CEO.  “The high yttrium grades suggest the possible enrichment of the higher value heavy rare earth elements, which shall be determined once Tasman’s sampling data are returned.  Our exploration program is focused on identifying the sources of these boulders, as well as following up REE mineralization encountered in previous drilling.  The Otanmäki project is showing strong potential for REE mineralization, and is again supported by the excellent network of road and rail that characterizes Tasman’s portfolio”.

As described in a Tasman press release dated 26th April 2010, the Otanmäki project secures for Tasman two REE - niobium (Nb) - zirconium (Zr) prospects, named Katajakangas and Kontioaho.  Fifty nine diamond drill holes for a total of 8,862 metres have been drilled within the claimed area. REE’s at Katajakangas and Kontioaho are present as fergusonite, allanite and lesser columbite and xenotime within a metasomatic altered interval of quartz-feldspar schist.

Better drill intersections at Katajakangas include:

R-14:                  1.40m @ 2.95% TREO, 0.87% Nb2O5 , 1.28% ZrO2 from 57.4m;
R-19:                  0.60m @ 3.60% TREO, 1.01% Nb2O5 , 0.98% ZrO2 from 79.0m;
R-20:                  0.80m @ 2.93% TREO, 0.86% Nb2O5 , 1.01% ZrO2 from 121.6m;

Better drill intersections at Kontioaho include:

R-9:                  6.90m @ 0.65% TREO, 0.10% Nb2O5 , 3.39% ZrO2 from 3.4m;
R-4:                  12.00m @ 0.51% TREO, 0.09% Nb2O5 , 2.45% ZrO2 from 79.8m;
R-3:                  11.30m @ 0.64% TREO, 0.15% Nb2O5 , 2.33% ZrO2 , from 188.2m;

Furthermore, Tasman has collected restricted 0.5 m samples from historic Katajakangas and Kontioaho drill core, to better understand the REE distribution.  Of note a sample from R-21 at Katajakangas returned a total rare earth oxide

HEAD OFFICE: Suite 1305 – 1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV:TSM www.tasmanmetals.com info@tasmanmetals.com	EUROPEAN OFFICE: Kyrkgatan 41 BODEN 961 35 SWEDEN

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(TREO) grade of 3.27% with 17% of the TREO being HREO.  Individual metal values included 1.3% CeO2, 0.55% Nd2O3, 0.1% Sm2O3, 117 ppm Eu2O3, 839 ppm Gd2O3, 132 ppm Tb4O7, 725 ppm Dy2O3, 370 ppm Er2O3 and 0.33% Y2O3.

REE consumption is growing, being essential in the production of hybrid/electric cars, solar panels, wind turbines, compact fluorescent lighting, high-energy magnets, mobile phones and computers.  Tasman hold numerous claims and claim applications across mining friendly regions in Scandinavia with potential for REE’s, and is well placed as the European Union is actively supporting policies to promote the domestic supply of REE’s to secure high-tech industry.

For more information regarding rare earth elements, see the Rare Metal Blog at www.raremetalblog.com or Resource Stock Digest at http://strategicmetalstocks.resourcestockdigest.com/.

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO
Investor Information
www.tasmanmetals.com
1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7
Company Contact: Mariana Bermudez +1 (604) 685 9316
Investor Relation Consultants - Mining Interactive
Nick Nicolaas +1 (604) 657 4058
Email: info@tasmanmetals.com

Samples submitted by Tasman Metals Ltd were analyzed by the ME-MS81 technique by ALS Chemex Ltd's laboratories in Pitea, Sweden and Vancouver, Canada, where duplicates, repeats, blanks and known standards were inserted according to standard industry practice.  Where over-range for ME-MS81, Zr was determined using the ME-XRF10 technique.  The qualified person for the Company's exploration projects, Mark Saxon, President and Chief Executive Officer of Tasman and a member of the Australasian Institute of Mining and Metallurgy and Australian Institute of Geoscientists, has reviewed and verified the contents of this release.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward Looking Statements. This Company news release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events.  Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.